UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

For Immediate Release:	July 31, 2007

Consolidated Financial Information for the First Quarter of Fiscal 2007 <under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan): Stock Exchanges (Japan): URL: Address:	8411 Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section) http://www.mizuho-fg.co.jp/english/ 5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan

Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For Inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting
	Phone:	81-3-5224-2030

Amounts less than one million yen and one decimal place are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2007 (for the three months ended June 30, 2007)

(1) Consolidated Results of Operations

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2007	1,052,748	22.6	166,737	(33.6)	116,468	(49.5)
1Q F2006	858,158	13.7	251,363	7.8	230,838	33.2
(Reference) Fiscal 2006	4,099,654		748,170		620,965

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2007	10,034.23	9,161.11
1Q F2006	19,886.40	18,277.01
(Reference) Fiscal 2006	51,474.49	48,803.07

Notes:	1. Equity in Income from Investments in Affiliates:
1Q F2007 ¥3,110 million, 1Q F2006 ¥2,479 million, Fiscal 2006 ¥9,324 million
2. Average outstanding shares of common stock (consolidated basis):
1Q F2007 11,607,100 shares, 1Q F2006 11,607,883 shares, Fiscal 2006 11,607,550 shares

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1Q F2007	160,697,689	6,523,460	3.0	337,176.90
1Q F2006	146,713,320	5,830,287	3.1	250,812.83
(Reference) Fiscal 2006	149,880,031	6,724,408	3.2	336,937.64

Notes: 1.	Outstanding shares of common stock (consolidated basis):
As of June 30, 2007 11,607,014 shares, As of June 30, 2006 11,607,819 shares, As of March 31, 2007 11,607,155 shares
2.	Own Capital:
As of June 30, 2007 ¥4,894,047 million, As of June 30, 2006 ¥4,491,820 million, As of March 31, 2007 ¥4,911,293 million
3.	Own Capital Ratio is calculated as follows: (Total Net Assets - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter	Interim period-end	Third Quarter	Fiscal year-end	Annual
	¥	¥	¥	¥	¥
Fiscal 2006	—	—	—	7,000	7,000
Fiscal 2007	—	—	—	—	—
Fiscal 2007 (estimate)	—	—	—	10,000	10,000

Mizuho Financial Group, Inc.

3. Earnings Estimates for Fiscal 2007 (for the fiscal year ending March 31, 2008)

There is no revision of the earnings estimates for Fiscal 2007 announced on May 22, 2007. The figures are as follows:

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
First Half of Fiscal 2007	2,250,000	20.7	480,000	(9.4)	350,000	(10.7)	30,153.81
Fiscal 2007	4,600,000	12.2	1,050,000	40.3	750,000	20.7	62,894.35

The number of shares of common stock used in calculating the above Net Income per Share of Common Stock does not take into account the eventuality of a decrease in the number of shares of common stock as a result of the repurchase of own shares (common shares) announced on May 22, 2007.

4. Others

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation): No

(2)	Adoption of Simplified Accounting Methods: Yes

Please refer to “Others (1)” on page 1-4 for details.

(3)	Changes in Accounting Methods and Presentation of Consolidated Financial Statements

since the Most Recent Fiscal Year: Yes

Please refer to “Others (3)” on page 1-4 for details.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

1-2

Mizuho Financial Group, Inc.

CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(1) Results of Operations

Consolidated Gross Profits for the first quarter of fiscal 2007 came to ¥449.6 billion, decreasing by ¥26.3 billion from the corresponding period of the previous fiscal year. This was because, despite an increase in net interest income from deposit and loan business, there was a decline in net dividend and interest income related to equity and other investments and non-interest income from Customer Groups of the banking subsidiaries, and a decrease in market-related income of the banking subsidiaries compared with the corresponding period of the previous fiscal year.

General and Administrative Expenses amounted to ¥275.2 billion, increasing by ¥13.2 billion from the corresponding period of the previous fiscal year. This resulted from the strategic allocation of management resources aimed at increasing top-line profits.

Credit-related Costs including Expenses related to Portfolio Problems reverted to a net provision of ¥38.2 billion, increasing by ¥53.4 billion from a net reversal in the corresponding period of the previous fiscal year.

After reflecting the above, Net Income amounted to ¥116.4 billion, decreasing by ¥114.3 billion from the corresponding period of the previous fiscal year.

(2) Financial Conditions

Total Assets as of June 30, 2007 amounted to ¥160,697.6 billion, increasing by ¥13,984.3 billion from the end of the corresponding period of the previous fiscal year.

Net Assets amounted to ¥6,523.4 billion, increasing by ¥693.1 billion from the end of the corresponding period of the previous fiscal year. This consists of ¥3,379.2 billion of Total Shareholders’ Equity, ¥1,514.8 billion of Total Valuation and Translation Adjustments, and ¥1,629.4 billion of Minority Interests.

As for asset accounts, Loans and Bills Discounted amounted to ¥66,820.0 billion, increasing by ¥3,515.0 billion, and Securities amounted to ¥38,982.0 billion, increasing by ¥2,034.1 billion from the end of the corresponding period of the previous fiscal year. As for liability accounts, Deposits amounted to ¥76,429.1 billion, increasing by ¥4,320.6 billion from the end of the corresponding period of the previous fiscal year.

1-3

Mizuho Financial Group, Inc.

OTHERS

(1) Adoption of Simplified Accounting Methods

The consolidated balance sheet, the consolidated statement of income, and the consolidated statement of changes in net assets for the first quarter (excluding the notes other than for the segment information. Hereinafter referred to as “Quarterly consolidated financial statements.”) were prepared in conformity with the “Policy for Preparation of Quarterly Consolidated Financial Statements” which MHFG established pursuant to the provisions of the standards for preparation of the interim consolidated financial statements, etc., and the simplified accounting methods set out below to the extent that they do not materially mislead interested parties such as investors.

•	Accounting for Reserves for Possible Losses on Loans

(Self-assessment of Assets)

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard.”

(Estimated rate of loss)

The amount of Reserves for Possible Losses on Loans is calculated by multiplying (a) the balance of claims extended to normal obligors, watch obligors, and intensive control obligors as of June 30, 2007, which was determined based on the above self-assessment, less the loans whose reserves were individually assessed and provided with, by (b) the estimated rate of loss of each obligor classification used in the financial statements for fiscal 2006.

(2) Independent Accountant’s Review

The quarterly consolidated financial statements were prepared in accordance with the “Policy for Preparation of Quarterly Consolidated Financial Statements” described in (1) above and were reviewed by MHFG's independent accountant, Ernst & Young ShinNihon.

(3) Changes in Accounting Methods and Presentation of Consolidated Financial Statements since the Most Recent Fiscal Year

1.	The “Tentative Auditing Treatment on Accounting for Depreciation” (the Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee Report No. 81, April 25, 2007) took effect from the fiscal year ending on or after April 1, 2007, following the revision of the Corporation Tax Law. Thus MHFG applied the new standards commencing with this period. Depreciation of Fixed Assets newly booked on or after April 1, 2007 is computed based on the revised Corporation Tax Law. The effect of this application on the consolidated statement of income is immaterial.

2.	Given that the “Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements (the Accounting Standards Board of Japan (“ASBJ”) Report No. 18, May 17, 2006) took effect preliminarily from the fiscal year beginning on or before March 31, 2008, MHFG adopted the new standards commencing with this period. The effect of this adoption on the consolidated statement of income is immaterial.

1-4

Mizuho Financial Group, Inc.

CONSOLIDATED BALANCE SHEETS

				Millions of yen
				(Reference)

	As of June 30, 2007	As of June 30, 2006	Change	As of March 31, 2007
Assets
Cash and Due from Banks	¥3,758,073	¥3,739,191	¥18,881	¥3,993,362
Call Loans and Bills Purchased	687,560	784,354	(96,794)	302,336
Receivables under Resale Agreements	12,505,850	8,025,213	4,480,637	9,430,397
Guarantee Deposits Paid under Securities Borrowing Transactions	9,806,722	7,902,313	1,904,408	8,624,211
Other Debt Purchased	3,246,106	2,502,057	744,048	3,351,499
Trading Assets	11,031,486	10,383,861	647,624	10,414,573
Money Held in Trust	42,048	43,190	(1,142)	49,558
Securities	38,982,098	36,947,981	2,034,116	36,049,983
Loans and Bills Discounted	66,820,001	63,304,958	3,515,042	65,964,301
Foreign Exchange Assets	766,298	807,033	(40,734)	894,797
Other Assets	7,517,233	5,711,482	1,805,750	5,739,458
Tangible Fixed Assets	787,615	809,102	(21,487)	796,746
Intangible Fixed Assets	245,645	232,385	13,259	255,695
Deferred Debenture Charges	11	287	(276)	22
Deferred Tax Assets	389,541	628,042	(238,500)	389,024
Customers’ Liabilities for Acceptances and Guarantees	4,939,360	5,692,763	(753,403)	4,480,551
Reserves for Possible Losses on Loans	(827,780)	(799,331)	(28,448)	(856,314)
Reserve for Possible Losses on Investments	(183)	(1,570)	1,386	(174)

Total Assets	¥160,697,689	¥146,713,320	¥13,984,369	¥149,880,031

Liabilities
Deposits	¥76,429,148	¥72,108,491	¥4,320,657	¥74,803,064
Negotiable Certificates of Deposit	9,945,944	9,695,006	250,937	8,805,239
Debentures	4,331,514	6,048,621	(1,717,106)	4,723,806
Call Money and Bills Sold	7,436,035	8,124,623	(688,587)	6,924,136
Payables under Repurchase Agreements	15,977,246	10,455,268	5,521,978	12,821,752
Guarantee Deposits Received under Securities Lending Transactions	7,925,965	6,058,715	1,867,250	5,946,781
Commercial Paper	30,000	30,000	—	30,000
Trading Liabilities	9,573,020	8,647,403	925,617	8,297,301
Borrowed Money	3,603,769	2,807,034	796,734	4,563,438
Foreign Exchange Liabilities	324,374	275,497	48,876	339,817
Short-term Bonds	671,966	809,000	(137,033)	849,870
Bonds and Notes	3,508,083	2,527,185	980,897	3,237,525
Due to Trust Accounts	1,192,479	1,278,372	(85,892)	1,135,358
Other Liabilities	7,872,102	6,081,958	1,790,143	5,770,656
Reserve for Bonus Payments	7,684	8,731	(1,047)	40,972
Reserve for Employee Retirement Benefits	36,596	38,910	(2,314)	37,641
Reserve for Director and Corporate Auditor Retirement Benefits	5,101	—	5,101	6,484
Reserve for Contingencies	19,948	44,851	(24,902)	13,046
Reserves under Special Laws	2,660	2,465	194	2,680
Deferred Tax Liabilities	234,807	28,168	206,639	218,224
Deferred Tax Liabilities for Revaluation Reserve for Land	106,418	119,962	(13,543)	107,272
Acceptances and Guarantees	4,939,360	5,692,763	(753,403)	4,480,551

Total Liabilities	154,174,229	140,883,033	13,291,195	143,155,622

Net Assets
Common Stock and Preferred Stock	1,540,965	1,540,965	—	1,540,965
Capital Surplus	411,093	411,167	(73)	411,110
Retained Earnings	1,429,397	1,650,429	(221,032)	1,440,310
Treasury Stock	(2,213)	(46,964)	44,751	(32,330)

Total Shareholders’ Equity	3,379,242	3,555,597	(176,355)	3,360,055

Net Unrealized Gains on Other Securities, net of Taxes	1,542,462	989,025	553,436	1,550,628
Net Deferred Hedge Losses, net of Taxes	(145,339)	(175,014)	29,674	(111,042)
Revaluation Reserve for Land, net of Taxes	149,402	169,050	(19,648)	150,616
Foreign Currency Translation Adjustments	(31,720)	(46,839)	15,119	(38,964)

Total Valuation and Translation Adjustments	1,514,804	936,222	578,582	1,551,237

Minority Interests	1,629,413	1,338,466	290,946	1,813,115

Total Net Assets	6,523,460	5,830,287	693,173	6,724,408

Total Liabilities and Net Assets	¥160,697,689	¥146,713,320	¥13,984,369	¥149,880,031

Note: Amounts less than one million yen are rounded down.

1-5

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENTS OF INCOME

				Millions of yen
				(Reference)

	For the three months ended June 30, 2007	For the three months ended June 30, 2006	Change	For the fiscal year ended March 31, 2007
Ordinary Income	¥1,052,748	¥858,158	¥194,589	¥4,099,654
Interest Income	741,225	527,964	213,261	2,562,642
Interest on Loans and Bills Discounted	372,507	286,092	86,415	1,302,102
Interest and Dividends on Securities	161,146	113,078	48,067	592,863
Fiduciary Income	14,211	14,494	(283)	66,958
Fee and Commission Income	133,543	141,586	(8,042)	658,899
Trading Income	27,069	49,884	(22,815)	265,802
Other Operating Income	76,342	72,482	3,860	270,945
Other Ordinary Income	60,354	51,745	8,608	274,405

Ordinary Expenses	886,010	606,794	279,216	3,351,484
Interest Expenses	490,697	272,057	218,639	1,472,378
Interest on Deposits	155,217	91,393	63,824	477,042
Interest on Debentures	6,831	9,665	(2,834)	34,083
Fee and Commission Expenses	26,271	25,380	890	107,775
Trading Expenses	8,065	852	7,212	4,258
Other Operating Expenses	17,716	32,093	(14,377)	123,438
General and Administrative Expenses	275,265	262,036	13,228	1,091,602
Other Ordinary Expenses	67,995	14,373	53,621	552,032

Ordinary Profits	166,737	251,363	(84,626)	748,170

Extraordinary Gains	12,972	23,556	(10,583)	248,411

Extraordinary Losses	1,123	909	214	21,682

Income before Income Taxes and Minority Interests	178,586	274,011	(95,424)	974,898

Income Taxes:
Current	15,854	6,883	8,970	43,267
Deferred	17,976	17,979	(3)	223,699

Minority Interests in Net Income	28,288	18,309	9,978	86,965

Net Income	¥116,468	¥230,838	¥(114,370)	¥620,965

Note: Amounts less than one million yen are rounded down.

1-6

Mizuho Financial Group, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the three months ended June 30, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	¥—	¥—	¥2,867	¥—	¥2,867	¥—	¥—	¥—	¥—	¥—	¥—	¥2,867

Changes during the period
Cash Dividends	—	—	(101,229)	—	(101,229)	—	—	—	—	—	—	(101,229)
Net Income	—	—	116,468	—	116,468	—	—	—	—	—	—	116,468
Repurchase of Treasury Stock	—	—	—	(129)	(129)	—	—	—	—	—	—	(129)
Disposition of Treasury Stock	—	3	—	10	13	—	—	—	—	—	—	13
Cancellation of Treasury Stock	—	(3)	(30,232)	30,235	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	1,213	—	1,213	—	—	—	—	—	—	1,213
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(16)	—	—	(16)	—	—	—	—	—	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	—	(0)	—	—	(0)	—	—	—	—	—	—	(0)
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(8,166)	(34,296)	(1,213)	7,243	(36,432)	(183,702)	(220,135)

Total Changes during the period	—	(16)	(13,780)	30,116	16,319	(8,166)	(34,296)	(1,213)	7,243	(36,432)	(183,702)	(203,815)

Balance as of June 30, 2007	¥1,540,965	¥411,093	¥1,429,397	¥(2,213)	¥3,379,242	¥1,542,462	¥(145,339)	¥149,402	¥(31,720)	¥1,514,804	¥1,629,413	¥6,523,460

Note: Amounts less than one million yen are rounded down.

For the three months ended June 30, 2006

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends*	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses*	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	230,838	—	230,838	—	—	—	—	—	—	230,838
Repurchase of Treasury Stock	—	—	—	(158)	(158)	—	—	—	—	—	—	(158)
Disposition of Treasury Stock	—	6	—	7	14	—	—	—	—	—	—	14
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	1,333	—	1,333	—	—	—	—	—	—	1,333
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(290,190)	(175,014)	(1,333)	1,222	(465,316)	(20,656)	(485,972)

Total Changes during the period	—	6	152,286	(150)	152,142	(290,190)	(175,014)	(1,333)	1,222	(465,316)	(20,656)	(333,829)

Balance as of June 30, 2006	¥1,540,965	¥411,167	¥1,650,429	¥(46,964)	¥3,555,597	¥989,025	¥(175,014)	¥169,050	¥(46,839)	¥936,222	¥1,338,466	¥5,830,287

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

Note: Amounts less than one million yen are rounded down.

1-7

Mizuho Financial Group, Inc.

(Reference) For the fiscal year ended March 31, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends*	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses*	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	620,965	—	620,965	—	—	—	—	—	—	620,965
Repurchase of Treasury Stock	—	—	—	(604,331)	(604,331)	—	—	—	—	—	—	(604,331)
Disposition of Treasury Stock	—	32	—	50	83	—	—	—	—	—	—	83
Cancellation of Treasury Stock	—	(83)	(618,680)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	19,768	—	19,768	—	—	—	—	—	—	19,768
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	271,411	(111,042)	(19,768)	9,098	149,698	453,992	603,691

Total Changes during the period	—	(50)	(57,832)	14,483	(43,399)	271,411	(111,042)	(19,768)	9,098	149,698	453,992	560,292

Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

Note : Amounts less than one million yen are rounded down.

1-8

Mizuho Financial Group, Inc.

SUMMARY OF SEGMENT INFORMATION

<Segment Information by Type of Business>

	Millions of yen
For the three months ended June 30, 2007	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	820,185	198,652	33,910	1,052,748	—	1,052,748
(2) Inter-segment Ordinary Income	13,378	23,660	22,340	59,379	(59,379)	—

Total	833,564	222,312	56,251	1,112,127	(59,379)	1,052,748

Ordinary Expenses	700,126	190,202	48,103	938,432	(52,421)	886,010

Ordinary Profits	133,437	32,109	8,147	173,695	(6,957)	166,737

	Millions of yen
For the three months ended June 30, 2006	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	681,570	138,756	37,831	858,158	—	858,158
(2) Inter-segment Ordinary Income	12,427	12,957	23,210	48,595	(48,595)	—

Total	693,997	151,713	61,042	906,754	(48,595)	858,158

Ordinary Expenses	466,914	127,811	53,018	647,744	(40,949)	606,794

Ordinary Profits	227,083	23,902	8,024	259,009	(7,645)	251,363

	Millions of yen
(Reference) For the fiscal year ended March 31, 2007	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	3,236,020	688,225	175,408	4,099,654	—	4,099,654
(2) Inter-segment Ordinary Income	33,728	77,954	125,328	237,011	(237,011)	—

Total	3,269,748	766,180	300,736	4,336,666	(237,011)	4,099,654

Ordinary Expenses	2,672,194	646,254	263,359	3,581,808	(230,323)	3,351,484

Ordinary Profits	597,554	119,925	37,377	754,857	(6,687)	748,170

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and other

1-9

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2007

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc.(“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

•SUMMARY RESULTS FOR THE FIRST QUARTER OF FISCAL 2007

•FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2007	See above Notes		Pages

1. Income Analysis	CON	NON	2 - 1

2. Unrealized Gains/Losses on Securities	CON	NON	2 - 3

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2 - 5

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	2 - 6

5. Status of Deposits and Loans	NON		2 - 8

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the First Quarter of Fiscal 2007

Mizuho Financial Group (“the Group”) is focusing on enhancement of its competitiveness and profitability through continued steady implementation of the “Channel to Discovery” Plan. Even after we fully repaid the public funds, we continue to improve the Group’s capital quality and strengthen the capital base which we believe will sustain our growth strategies.

The summary results for the first quarter of fiscal 2007, which reflect these efforts, are described below.

I. Summary of Income Analysis

•	Consolidated Net Business Profits (Apr. 1-Jun. 30, 2007)

•	Consolidated Gross Profits for the three months ended June 30, 2007 decreased by JPY 26.3 billion on a year-on-year basis. This was because, despite an increase in net interest income from deposit and loan business, there was a decline in net dividend and interest income related to equity and other investments and non-interest income from Customer Groups of the banking subsidiaries and a decrease in market-related income of the banking subsidiaries, compared with the corresponding period of the previous fiscal year.

•	Consolidated Net Business Profits for the same period was JPY 166.2 billion (a decrease of JPY 39.1 billion on a year-on-year basis) due to a combination of the above factors and an increase in G&A expenses driven by an outlay of management resources for enhancing future top-line growth.

(Consolidated)

		1Q FY2007 (Apr. 1-Jun.30, 2007)
			Change from 1Q FY2006
	(JPY Bn)
Consolidated Gross Profits		449.6	-26.3
Consolidated Net Business Profits *[1]		166.2	-39.1
Credit-related Costs		-38.2	-53.4
Net Gains related to Stocks *[2]		47.7	5.9
Ordinary Profits		166.7	-84.6
Net Income		116.4	-114.3

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + certain equity in income from investments in affiliates and other consolidation adjustments
*2:	Gains of JPY 7.7 billion on sales of stocks associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks.

•	Consolidated Net Income (Apr. 1-Jun. 30, 2007)

•	Consolidated Net Income for the three months ended June 30, 2007 amounted to JPY 116.4 billion (a JPY 114.3 billion decrease from that of the corresponding period of the previous fiscal year). This was mainly because, together with the aforementioned factors, Credit-related Costs in this period reverted to a net provision from a net reversal in the corresponding period of the previous fiscal year. Meanwhile, there has been no revision to our earnings estimates of JPY 350 billion for the first half of this fiscal year.

•	The Group continues to maintain a high level of financial soundness.

	1Q FY2007 (Apr.1-Jun.30, 2007)
		Change from 1Q FY2006
EPS *[1] (JPY)	9,161	-9,115
ROE *[2]	9.5%	-10.3%

*1:	Fully diluted EPS: Diluted Net Income for 1Q per Share of Common Stock*

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]

*2:	Return on Equity = Annualized Net Income**/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <Beginning of 1Q>*** + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <End of 1Q>} /2 ] X 100

[** Net Income for 1Q of FY2007 (Apr.1-Jun.30, 2007) x 365 / 91]

[*** The figure for the beginning of FY2006 was calculated using former “Total Shareholders’ Equity” data]

		Jun.30, 2007
			Change from Mar.31, 2007
	(JPY Bn, %)
Net Deferred Tax Assets (DTAs) (Consolidated)		154.7	-16.0
Disclosed Claims under the Financial Reconstruction Law (3 Banks)		1,319.6	72.8
NPL Ratio		1.73%	0.08%
Unrealized Gains on Other Securities * (Consolidated)		2,446.0	8.8

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

II. Steady Enhancement of the Group’s Comprehensive Profitability

•	Net Interest Income

•	The average loan balance for the three-month period from April to June 2007 continued to increase, as shown on the graph, mainly driven by an expansion in overseas lending.

•	In addition, the domestic loan and deposit rate margin for the same period steadily improved (an increase of 0.14% compared with the corresponding period of the previous fiscal year).

•	Meanwhile, despite an increase in net interest income from deposit and loan business of Customer Groups of the banking subsidiaries backed by the aforementioned improvement in the domestic loan and deposit rate margin, Consolidated Net Interest Income for the same period decreased on a year-on-year basis. This was mainly due to a decline in net dividend and interest income related to equity and other investments and a decrease in net interest income from the bond portfolio in the Trading segment.

•	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for the three-month period from April to June 2007 amounted to JPY 76.1 billion, a decrease of JPY 3.1 billion on a year-on-year basis.

•	As for our business with individual customers, fee income related to investment trusts and individual annuities continued to increase.

•	As for our business with corporate customers, however, fee and commission income from foreign exchange business and overseas business, which showed a steady growth in the first quarter of the previous fiscal year, and others, decreased.

III. Disciplined Capital Management

The Group has been implementing disciplined capital management even after the full repayment of public funds in the last fiscal year, aiming to improve the quality of capital and strengthen the capital base which we believe will sustain its growth strategies.

•	Repurchase of Own Shares (Common Shares)

•	On May 22, 2007, the Board of Directors resolved to set up a limit for repurchasing own shares (common shares) up to a maximum of JPY 150.0 billion. Repurchase will be made for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock (JPY 943.7 Bn in issued value) in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period (on July 1, 2008). No such repurchase had been made as of the end of June.

•	Repurchase of Treasury Stock Held by Our Subsidiary

•	On May 28, 2007, we repurchased and cancelled all the treasury stock (261,040.83 shares of common stock, JPY 221.1 billion in value) held by our subsidiary, Mizuho Financial Strategy Co., Ltd.

•	Redemption of Preferred Securities

•	On June 29, 2007, we redeemed all of the JPY 185.5 billion of non-dilutive preferred debt securities which were issued in February 2002 and became redeemable at the issuer’s option in June 2007.

[Reference] Breakdown of Earnings by Business Segment

(3 Banks)

		1Q FY2007 (Apr.1-Jun.30, 2007)
	(JPY Bn)		Change from 1Q FY2006
Gross Profits		322.0	- 19.5
G&A Expenses		- 179.7	- 11.2	*
Customer Groups		142.3	- 30.6
Gross Profits		34.5	- 10.8
G&A Expenses		- 35.9	3.8	*
Trading & Others		- 1.4	- 7.1
Gross Profits		356.6	- 30.3
G&A Expenses		- 215.7	- 7.6
Net Business Profits **		140.8	- 37.9

(Note)	For reference purposes, the figures in the above table are aggregated according to business segments and prepared using internal management data in line with the management accounting rules for FY2007.
*	After excluding the effects of the change in the management accounting rules in relation to allocation of G&A expenses
**	Before Reversal of (Provision for) General Reserve for Possible Losses on Loans

Definition

3 Banks:

Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis. On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank, and figures before October 1, 2005 are the aggregate figures for the above three banks and their financial subsidiaries for corporate revitalization

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2007

1. Income Analysis

    CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2007	Change	First Quarter of Fiscal 2006	(Reference) Fiscal 2006
Consolidated Gross Profits	1	449.6	(26.3)	476.0	2,117.3
Net Interest Income	2	250.5	(5.3)	255.9	1,090.2
Fiduciary Income	3	14.2	(0.2)	14.4	66.9
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	107.2	(8.9)	116.2	551.1
Net Trading Income	6	19.0	(30.0)	49.0	261.5
Net Other Operating Income	7	58.6	18.2	40.3	147.5
General and Administrative Expenses	8	(275.2)	(13.2)	(262.0)	(1,091.6)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(47.7)	(47.6)	(0.0)	(142.6)
Net Gains (Losses) related to Stocks	10	47.7	5.9	41.7	(109.5)
Equity in Income from Investments in Affiliates	11	3.1	0.6	2.4	9.3
Other	12	(10.7)	(3.9)	(6.7)	(34.7)

Ordinary Profits	13	166.7	(84.6)	251.3	748.1
Net Extraordinary Gains (Losses)	14	11.8	(10.7)	22.6	226.7
Reversal of Reserves for Possible Losses on Loans, etc.	15	9.4	(5.7)	15.2	102.4
Reversal of Reserve for Possible Losses on Investments	16	—	—	—	0.1

Income before Income Taxes and Minority Interests	17	178.5	(95.4)	274.0	974.8
Income Taxes	18	(33.8)	(8.9)	(24.8)	(266.9)
Minority Interests in Net Income	19	(28.2)	(9.9)	(18.3)	(86.9)

Net Income	20	116.4	(114.3)	230.8	620.9

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(38.2)	(53.4)	15.1	(40.1)

* Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15] +

                                                Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	166.2	(39.1)	205.4	991.6

* Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	136	5	131	133
Number of affiliates under the equity method	24	21	4	17	19

2-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		First Quarter of Fiscal 2007					First Quarter of Fiscal 2006	(Reference) Fiscal 2006
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	208.1	116.8	31.6	356.6	(30.3)	387.0	1,700.2
Net Interest Income	2	147.8	68.0	10.8	226.8	(7.5)	234.3	952.5
Fiduciary Income	3	—	—	13.9	13.9	(0.2)	14.1	66.1
Credit Costs for Trust Accounts	4	—	—	—	—	—	—	—
Net Fee and Commission Income	5	43.4	25.9	6.7	76.1	(3.1)	79.3	400.8
Net Trading Income	6	(19.3)	1.8	0.1	(17.4)	(34.4)	17.0	129.4
Net Other Operating Income	7	36.2	20.9	(0.0)	57.1	15.0	42.0	151.3
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(127.1)	(66.5)	(22.0)	(215.7)	(7.6)	(208.1)	(855.7)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	80.9	50.2	9.6	140.8	(37.9)	178.8	844.5
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	3.9	0.4	—	4.4	10.4	(5.9)	(17.3)

Net Business Profits	11	84.8	50.7	9.6	145.2	(27.5)	172.8	827.2
Net Gains (Losses) related to Bonds	12	(0.8)	7.8	(0.0)	6.9	6.8	0.0	25.5
Net Non-Recurring Gains (Losses)	13	(46.8)	12.9	1.2	(32.6)	(68.9)	36.3	(254.7)
Net Gains (Losses) related to Stocks	14	1.8	40.5	2.2	44.7	7.6	37.1	(115.3)
Expenses related to Portfolio Problems	15	(39.7)	(19.2)	(0.0)	(59.1)	(58.7)	(0.4)	(111.1)
Other	16	(8.9)	(8.3)	(0.9)	(18.2)	(17.8)	(0.3)	(28.2)

Ordinary Profits	17	38.0	63.7	10.8	112.6	(96.5)	209.1	572.4
Net Extraordinary Gains (Losses)	18	8.5	1.6	8.8	19.0	(10.1)	29.1	235.8
Reversal of Reserves for Possible Losses on Loans, etc.	19	6.9	0.8	8.8	16.6	(4.9)	21.5	105.1
Reversal of Reserve for Possible Losses on Investments	20	—	—	—	—	(0.0)	0.0	0.1

Income before Income Taxes	21	46.6	65.4	19.6	131.6	(106.6)	238.3	808.3
Income Taxes	22	(4.9)	(9.6)	(1.7)	(16.3)	(0.9)	(15.3)	(210.1)

Net Income	23	41.6	55.7	17.9	115.2	(107.6)	222.9	598.2

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(28.8)	(17.9)	8.7	(38.0)	(53.2)	15.1	(23.3)

* Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve

                                                for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] +

                                                Credit Costs for Trust Accounts [4]

2-2

Mizuho Financial Group, Inc.

2. Unrealized Gains/Losses on Securities

CONSOLIDATED

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2007				As of June 30, 2006				(Reference) As of March 31, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	33,601.9	2,370.5	2,933.4	562.9	31,813.7	1,616.4	2,173.1	556.6	30,730.7	2,441.1	2,803.3	362.2
Japanese Stocks	6,080.3	2,797.5	2,852.9	55.3	5,065.0	2,053.6	2,108.0	54.3	6,010.8	2,693.7	2,741.8	48.0
Japanese Bonds	17,567.4	(225.9)	0.7	226.7	20,244.8	(270.5)	0.8	271.3	15,397.1	(157.4)	3.9	161.4
Other	9,954.1	(201.1)	79.7	280.8	6,503.9	(166.6)	64.2	230.9	9,322.7	(95.2)	57.5	152.7

Notes:	1.	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
	2.	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
	3.	Unrealized Gains/Losses include ¥(75.5) billion, ¥(82.3) billion and ¥3.9 billion, which were recognized in the statement of income for June 30, 2007, June 30, 2006 and March 31, 2007, respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2007				As of June 30, 2006				(Reference) As of March 31, 2007
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHFG (Consolidated)	1,154.0	(9.6)	—	9.6	1,349.6	(18.0)	0.0	18.0	1,337.4	(8.0)	0.0	8.0

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2007				As of June 30, 2006				(Reference) As of March 31, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	13,012.4	355.5	505.3	149.7	15,723.9	231.1	393.8	162.7	11,334.7	380.6	481.7	101.1
Japanese Stocks	1,401.5	464.5	490.6	26.1	1,101.5	347.7	371.1	23.3	1,379.0	446.5	466.9	20.4
Japanese Bonds	10,724.1	(98.5)	0.2	98.8	14,253.2	(134.2)	0.4	134.6	9,205.0	(72.1)	2.1	74.3
Other	886.6	(10.4)	14.3	24.8	369.1	17.6	22.3	4.7	750.5	6.2	12.6	6.4
MHCB
Other Securities	18,183.7	1,745.0	2,114.9	369.8	14,002.9	1,160.1	1,510.3	350.1	17,218.4	1,787.1	2,013.7	226.5
Japanese Stocks	4,220.8	2,025.5	2,054.2	28.6	3,527.4	1,438.1	1,465.1	27.0	4,176.6	1,944.3	1,969.4	25.1
Japanese Bonds	5,544.6	(94.3)	0.4	94.7	4,823.0	(103.3)	0.2	103.6	5,065.9	(58.7)	1.7	60.4
Other	8,418.2	(186.1)	60.2	246.4	5,652.5	(174.5)	44.8	219.4	7,975.8	(98.4)	42.5	140.9
MHTB
Other Securities	1,711.8	187.5	230.5	43.0	1,495.1	143.0	181.9	38.9	1,571.6	189.0	221.6	32.5
Japanese Stocks	415.5	225.7	227.1	1.4	375.0	180.6	181.2	0.5	409.4	218.9	220.2	1.3
Japanese Bonds	1,035.9	(32.4)	0.0	32.4	967.6	(32.2)	0.0	32.3	915.4	(26.3)	0.0	26.4
Other	260.3	(5.7)	3.3	9.1	152.3	(5.3)	0.6	5.9	246.6	(3.5)	1.3	4.8
Total
Other Securities	32,908.0	2,288.1	2,850.8	562.6	31,222.0	1,534.3	2,086.1	551.8	30,124.7	2,356.8	2,717.1	360.2
Japanese Stocks	6,038.0	2,715.8	2,772.0	56.2	5,003.9	1,966.4	2,017.4	51.0	5,965.2	2,609.8	2,656.6	46.8
Japanese Bonds	17,304.7	(225.3)	0.7	226.0	20,043.9	(269.8)	0.8	270.6	15,186.4	(157.2)	3.9	161.2
Other	9,565.2	(202.3)	78.0	280.3	6,174.1	(162.2)	67.8	230.1	8,972.9	(95.7)	56.5	152.2

Notes:	1.	In addition to securities, NCDs and certain items in other debt purchased are also included.
	2.	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
	3.	Unrealized Gains/Losses include ¥(75.5) billion, ¥(82.3) billion and ¥3.9 billion, which were recognized as Income/Losses for June 30, 2007, June 30, 2006 and March 31, 2007, respectively, by applying the fair-value hedge method.

2-3

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2007				As of June 30, 2006				(Reference) As of March 31, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	1,154.0	(9.6)	—	9.6	1,349.6	(18.0)	0.0	18.0	1,337.4	(8.0)	0.0	8.0
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,154.0	(9.6)	—	9.6	1,349.6	(18.0)	0.0	18.0	1,337.4	(8.0)	0.0	8.0

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2007				As of June 30, 2006				(Reference) As of March 31, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	67.0	72.0	72.0	—	67.0	78.8	78.8	—	67.0	90.9	90.9	—
MHCB	11.6	40.9	40.9	—	11.6	29.5	29.5	—	11.6	39.9	39.9	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	78.7	113.0	113.0	—	78.7	108.4	108.4	—	78.7	130.9	130.9	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized as Income/Losses by applying the fair-value hedge method.

They were excluded from Unrealized gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2007			As of June 30, 2006	(Reference) As of March 31, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from June 30, 2006	(Reference) Change from March 31, 2007
Other Securities	2,446.0	747.2	8.8	1,698.7	2,437.1
Japanese Stocks	2,797.5	743.9	103.7	2,053.6	2,693.7
Japanese Bonds	(228.0)	9.4	(63.9)	(237.4)	(164.1)
Other	(123.4)	(6.1)	(31.0)	(117.3)	(92.4)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2007			As of June 30, 2006	(Reference) As of March 31, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from June 30, 2006	(Reference) Change from March 31, 2007
Other Securities	2,363.7	747.0	10.7	1,616.6	2,352.9
Japanese Stocks	2,715.8	749.3	106.0	1,966.4	2,609.8
Japanese Bonds	(227.4)	9.3	(63.4)	(236.8)	(163.9)
Other	(124.7)	(11.6)	(31.7)	(113.0)	(92.9)

2-4

Mizuho Financial Group, Inc.

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2007			As of June 30, 2006			(Reference) As of March 31, 2007
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	86.2	212.3	(126.0)	121.6	283.2	(161.5)	97.0	196.3	(99.3)
MHCB	424.7	583.1	(158.4)	469.0	607.6	(138.6)	375.5	485.5	(110.0)
MHTB	48.6	52.5	(3.9)	50.5	55.4	(4.9)	51.5	50.2	1.3

Total	559.6	848.1	(288.4)	641.2	946.3	(305.1)	524.1	732.1	(208.0)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-5

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2007	Change from June 30, 2006	(Reference) Change from March 31, 2007	As of June 30, 2006	(Reference) As of March 31, 2007
Consolidated

Claims against Bankrupt and Substantially Bankrupt Obligors	146.1	4.3	7.1	141.8	139.0
Claims with Collection Risk	547.6	206.4	(48.6)	341.2	596.3
Claims for Special Attention	653.3	100.8	124.7	552.4	528.6

Total	1,347.1	311.6	83.1	1,035.4	1,263.9

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	7.6	(21.2)	(0.0)	28.9	7.7
Claims for Special Attention	0.1	(0.0)	(0.0)	0.1	0.1

Total	7.7	(21.3)	(0.0)	29.0	7.8

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	146.1	4.3	7.1	141.8	139.0
Claims with Collection Risk	555.2	185.1	(48.7)	370.1	604.0
Claims for Special Attention	653.4	100.8	124.7	552.6	528.7

Total	1,354.8	290.3	83.0	1,064.5	1,271.8

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-6

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of June 30, 2007	Change from June 30, 2006	(Reference) Change from March 31, 2007	As of June 30, 2006	(Reference) As of March 31, 2007
MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	77.1	(16.2)	6.7	93.3	70.3
Claims with Collection Risk	324.6	86.5	49.1	238.0	275.4
Claims for Special Attention	241.5	2.8	(2.7)	238.6	244.3
Sub-total [1]	643.3	73.1	53.1	570.1	590.1
NPL ratio [1]/[2]	1.73%	0.16%	0.15%	1.56%	1.57%
Normal Claims	36,539.5	751.2	(298.9)	35,788.2	36,838.4

Total [2]	37,182.8	824.4	(245.7)	36,358.3	37,428.5

MHCB

Claims against Bankrupt and Substantially Bankrupt Obligors	22.3	(0.2)	0.9	22.5	21.3
Claims with Collection Risk	205.9	119.0	(65.8)	86.9	271.7
Claims for Special Attention	309.0	63.7	89.5	245.2	219.5
Sub-total [3]	537.3	182.5	24.6	354.7	512.6
NPL ratio [3]/[4]	1.54%	0.45%	0.03%	1.08%	1.51%
Normal Claims	34,298.3	2,073.5	885.6	32,224.7	33,412.7

Total [4]	34,835.6	2,256.1	910.2	32,579.5	33,925.4

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	30.8	27.5	0.2	3.3	30.5
Claims with Collection Risk	8.7	(0.9)	(34.7)	9.6	43.4
Claims for Special Attention	91.6	24.6	29.6	67.0	62.0
Sub-total [5]	131.2	51.2	(4.8)	80.0	136.1
NPL ratio [5]/[6]	3.13%	0.91%	(0.13)%	2.22%	3.27%
Normal Claims	4,048.7	527.5	31.9	3,521.1	4,016.8

Total [6]	4,180.0	578.7	27.0	3,601.2	4,152.9

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	7.6	(21.2)	(0.0)	28.9	7.7
Claims for Special Attention	0.1	(0.0)	(0.0)	0.1	0.1
Sub-total [7]	7.7	(21.3)	(0.0)	29.0	7.8
NPL ratio [7]/[8]	15.60%	(15.59)%	0.79%	31.19%	14.80%
Normal Claims	41.9	(22.1)	(3.0)	64.1	45.0

Total [8]	49.7	(43.5)	(3.1)	93.2	52.8

Total (Banking Account + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	130.3	11.0	8.0	119.2	122.2
Claims with Collection Risk	546.9	183.3	(51.4)	363.5	598.4
Claims for Special Attention	642.3	91.1	116.3	551.1	526.0
Sub-total [9]	1,319.6	285.5	72.8	1,034.0	1,246.7
NPL ratio [9]/[10]	1.73%	0.30%	0.08%	1.42%	1.65%
Normal Claims	74,928.5	3,330.2	615.5	71,598.3	74,313.0

Total [10]	76,248.2	3,615.8	688.4	72,632.3	75,559.7

Notes: 1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2.	NPL : Non-Performing Loans

2-7

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2007	Change	As of June 30, 2006	(Reference) As of March 31, 2007

MHBK	53,811.8	1,788.5	52,023.3	53,118.7
MHCB	19,420.0	406.3	19,013.6	19,257.8
MHTB	2,971.9	322.3	2,649.5	2,821.8

Total	76,203.8	2,517.3	73,686.5	75,198.4

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2007	Change	As of June 30, 2006	(Reference) As of March 31, 2007

MHBK	53,751.2	1,782.4	51,968.7	52,925.5
Individual deposits	31,514.1	1,144.5	30,369.5	30,604.9
MHCB	9,415.1	(1,280.4)	10,695.6	9,795.5
Individual deposits	5.2	(1.9)	7.1	8.3
MHTB	2,956.1	306.5	2,649.5	2,810.6
Individual deposits	1,807.0	12.7	1,794.2	1,809.6

Total	66,122.5	808.5	65,313.9	65,531.7
Individual deposits	33,326.3	1,155.3	32,171.0	32,422.9

Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2007	Change	As of June 30, 2006	(Reference) As of March 31, 2007

MHBK	33,934.3	750.3	33,184.0	34,065.0
MHCB	29,156.9	1,427.7	27,729.2	28,734.8
MHTB	4,051.0	553.9	3,497.0	4,026.2

Total	67,142.3	2,732.0	64,410.2	66,826.1

Note:	Loans to MHFG are included as follows:

    As of June 30, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

    As of June 30, 2006: ¥1,638.0 billion (from MHBK ¥728.0 billion; from MHCB ¥910.0 billion)

    As of March 31, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

(3)	Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		First Quarter of Fiscal 2007 ( For the three months )	Change	First Quarter of Fiscal 2006 ( For the three months )	(Reference) Fiscal 2006

MHBK
Return on Loans and Bills Discounted	1	1.82	0.27	1.54	1.62
Cost of Deposits and Debentures	2	0.23	0.19	0.04	0.10
Loan and Deposit Rate Margin [1]-[2]	3	1.58	0.08	1.50	1.51
MHCB
Return on Loans and Bills Discounted	4	1.27	0.42	0.85	1.02
Cost of Deposits and Debentures	5	0.46	0.25	0.20	0.32
Loan and Deposit Rate Margin [4]-[5]	6	0.81	0.16	0.65	0.70
Total
Return on Loans and Bills Discounted	7	1.62	0.33	1.28	1.40
Cost of Deposits and Debentures	8	0.28	0.20	0.08	0.16
Loan and Deposit Rate Margin [7]-[8]	9	1.34	0.13	1.20	1.24
Notes: 1. Return on Loans and Bills Discounted excludes loans to MHFG.
2. Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government and others
Total
Return on Loans and Bills Discounted	10	1.73	0.34	1.38	1.50
Loan and Deposit Rate Margin [10]-[8]	11	1.44	0.14	1.29	1.34

2-8